RECEIVED

2004 DEC -9 P

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04046837

29 November 2004

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Offered New Australian Exploration Permits

The Joint Authority has offered to grant Exploration Permits T/37P and T/38P in the Bass Basin to Galveston Mining Corporation Pty Ltd, a wholly owned subsidiary of Cue Energy Resources Limited, 50% interest and Exoil Limited, 50% interest.

Permits T/37P and T/38P cover the bid areas T2003-1 and T2003-2 and are immediately adjacent to the Yolla gas condensate field which is nearing first production. Permit T/38P contains the Pelican tight gas discovery.

The joint venture will pursue an exploration programme that includes 3D seismic.

A map is attached.

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 November 2004

Cue Energy Resources Limited



Seal 1
145°
146°
147°
Toolka 1
0
50km
Koorkah 1
Cormorant 1
King 1
Barramundi 1
T02-4
T02-3
Bass 1
White Ibis 1
Yolla 1,2
Tilana 1
Bass 2
Yureng 1
T/37P
Dondu 1
T/RL 1
Bass 3
Tarook 1
Nangkero 1
T/18P R3
Poonboon 1
Squid 1
Chat 1
T/38P
Narimba 1
Flinders 1
Pipipa 1
Durroon 1
Tasmanian Devil 1
Stanley
Devonport
Tasmania
EL 13/98
40°
41°

Source: Department of Industry Tourism Resources